UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the Fiscal Year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from              to

Commission File Number 1-11356

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIAN GROUP INC.

1601 Market Street

Philadelphia, PA 19103

RADIAN GROUP INC.

SAVINGS INCENTIVE PLAN

All other schedules required by Section 2520-103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Incentive Plan Committee and

        Participants of the Radian Group Inc.

        Savings Incentive Plan

Philadelphia, Pennsylvania:

We have audited the accompanying statements of net assets available for benefits of the Radian Group Inc. Savings Incentive Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Radian Group Inc. Savings Incentive Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Philadelphia, PA
June 27, 2005

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

Investments (at fair value):
Common stock fund- Radian Group, Inc.
Participant directed	$2,263,551	$2,308,981
Non-participant directed (Note Q)	11,792,245	10,943,551

	14,055,796	13,252,532

Other investments (Note J)	33,199,876	26,050,706

Loans receivable	668,173	576,937

Employer contribution receivable	2,603,166	2,759,493

NET ASSETS AVAILABLE FOR BENEFITS	$50,527,011	$42,639,668

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$3,374,938	$6,744,427
Loan interest	35,384	42,781
Interest and dividends	486,146	254,052

Total investment income	3,896,468	7,041,260

Contributions:
Participants’	5,119,298	4,943,343
Employer’s	2,603,166	2,759,493
Rollover	443,100	4,441,037

Total contributions	8,165,564	12,143,873

Total additions	12,062,032	19,185,133

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Other deductions	15,698	15,516
Benefits paid to participants	4,158,991	2,704,973

Total deductions	4,174,689	2,720,489

NET ADDITIONS	7,887,343	16,464,644
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF THE YEAR	42,639,668	26,175,024

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$50,527,011	$42,639,668

See notes to financial statements.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS

A. Significant Accounting Policies

The financial statements of the Radian Group Inc. Savings Incentive Plan (the “Plan”) are presented in accordance with accounting principles generally accepted in the United States of America. Investments are carried at fair value, which is based on quoted market prices, except for loans receivable which are valued at the outstanding loan balances. Dividends and interest are recorded when earned. Participant and employer contributions are recorded in the period to which they are applicable. Certain plan expenses are deducted from participant accounts or investment income. Brokerage commissions, and other expenses incurred in connection with the purchase or sale of securities, and all other costs and expenses of the Plan are paid directly by Radian Group Inc.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the changes therein during the reporting period. Actual results may differ from those estimates and assumptions.

B. Plan Description

The information in these notes contains a brief overview of the Plan. Participants should refer to the Plan documents for a complete description of the Plan.

The Plan became effective on November 6, 1992, concurrent with the initial public offering of CMAC Investment Corporation’s (“CMT”) common stock. Prior to that date, employees of Commonwealth Mortgage Assurance Company (“CMAC”) participated in a similar plan offered by CMAC’s former parent. On April 1, 1993, account balances of CMAC employees from the prior plan were transferred to a separate trust, which became part of the Plan.

On November 22, 1998, the Board of Directors of CMT and the Board of Directors of Amerin Corporation (“Amerin”) each approved an Agreement and Plan of Merger pursuant to which CMT and Amerin merged with CMT surviving. The merger was effective June 9, 1999 after approval by the stockholders of both companies, at which time CMT was renamed Radian Group Inc. (“Radian”). At the same time, CMT’s main operating subsidiary, CMAC, was renamed Radian Guaranty Inc. (“Radian Guaranty”). From the date of merger until their termination on September 30, 1999, the remaining Amerin Guaranty Corporation (“Amerin Guaranty”) employees continued to contribute to the Amerin 401(k) plan. Any Amerin Guaranty employees that transferred to Radian Guaranty effective with the merger began to contribute to the Plan on June 9, 1999. Subsequent to June 29, 2001, $1.1 million in balances from Amerin Guaranty employees that remained in the Amerin 401(k) plan were converted to the Plan unless a distribution could be made to the employee.

On August 6, 2002, the Board of Directors of Radian approved an amendment to the Plan to allow for catch-up contributions in accordance with, and subject to the limitations of, 414 (vi) of the Internal Revenue Code of 1986 (“the Code”) effective October 1, 2002 as well as other changes permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001. In addition, the Board of Directors of Radian approved the merger of the Enhance Financial Services Group Inc. (“EFSG”) 401(k) Savings Plan (the “Financial Guaranty Plan”) into the Plan effective January 1, 2003 and provided for the participation in the Plan of all Financial Guaranty Plan participants who had plan accounts transferred from the Financial Guaranty Plan to the Plan. It also provided that such participants would be given vesting credit under the Plan for all service completed with EFSG before the merger. Subsequent to January 1, 2003, $3.7 million in balances from the Financial Guaranty Plan were transferred to the Plan.

The Plan is a defined contribution plan designed to allow eligible employees of Radian Group, Radian Guaranty, RadianExpress.com Inc., Radian Insurance Inc., Radian Services LLC, EFSG and its subsidiaries and, effective January 1, 2004, Singer Asset Finance to save for their retirement. Full-time employees, upon completion of 90 consecutive days, are eligible to join the Plan. Effective January 1, 2003, all participant contributions from 1% to 25% are made on a salary reduction basis. Prior to January 1, 2003, participants could contribute from 1% to 15% of their compensation to the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Additional limitations may be imposed under the Plan on the amount of salary reduction contributions and after-tax savings contributions that may be elected by highly compensated participants in order to comply with certain non-discrimination requirements of the Code. The annual limit on salary reduction contributions by a participant is determined from time to time by the Plan’s Benefits Administration Committee (the “Committee”) (not to exceed the indexed limitations contained in the Code), and those limits were set at $13,000 for 2004 and $12,000 for 2003. Participant after-tax contributions have not been permitted after January 1, 1994.

C. Administration of the Plan

The Plan is administered by the Committee, which has fiduciary responsibility for the general operation of the Plan. Members of the Committee are appointed by the Board of Directors of Radian for indefinite terms and may resign or be removed at any time. Members of the Committee serve without compensation for their service. As such, Radian indemnifies such members to the extent determined by its Board of Directors.

Although Radian expects to continue the Plan, the right to amend or terminate the Plan is reserved. In the event of Plan termination, all benefits would become fully vested and non-forfeitable and the net assets of the Plan would be allocated as required by the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and by the Plan document.

Administrative expenses of the Plan are paid by the Plan sponsor as provided in the Plan Document.

D. Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

E. Matching Contributions

Radian makes an annual “matching contribution” to a separate “Incentive Account” with respect to the salary reduction contributions of each participant, subject to a limit of six percent (effective January 1, 2003) of the participant’s base salary in any pay period. For every dollar a participant contributes to the Plan (not exceeding a total of six percent of base salary in any pay period) and does not withdraw before the close of the Plan year (calendar year), Radian will make a contribution of at least $0.25.

After the close of any year, Radian may, in its sole discretion, make a supplemental matching contribution. For every eligible dollar the participants contributed to the Plan during the years ended December 31, 2004 and 2003, Radian made supplemental matching contributions of $0.75 per participant in Radian common stock.

Matching contributions generally must be made no later than the last date on which amounts so paid may be deducted for Federal income tax purposes. In order to be entitled to the matching contribution for a Plan year, a participant must be employed by Radian on the last working day of the Plan year, be on an authorized leave of absence (provided the participant has not withdrawn his current year contribution) or be entitled to receive a distribution of the participant’s account following the participant’s retirement, death or disability in the relevant Plan year.

Matching contributions, which may be made with Radian common stock, will be invested in the Common Stock Fund or some other investment or a combination thereof as determined by the Board of Directors of Radian or a committee thereof. Prior to the making of matching contributions for each year, the Board of Directors or committee thereof will make a one-time determination regarding the investment of the employer matching contributions for such year. All matching contributions for the years ended December 31, 2004 and 2003 were invested in the Common Stock Fund. The Common Stock Fund is considered a nonparticipant - directed fund (See Note Q).

F. Forfeited Accounts

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $459,604 and $331,031, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004 and 2003, employer contributions were reduced by $409,604 and $322,084, respectively, from forfeited nonvested accounts.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

G. Trust Agreement

Effective August 2004, the Company and Vanguard Fiduciary Trust Company (“Vanguard”) or (the “Trustee”) established a trust (the “Trust”) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Massachusetts Financial Services (“MFS”). At the same time, the Trustee also became the Plan’s record keeper. All assets held in trust by MFS at that time were transferred to Vanguard.

H. Vesting

The rights of a participant to savings contributions made by the participant and salary reduction contributions made by Radian on the participant’s behalf, and any earnings thereon, are at all times fully vested and non-forfeitable. Matching contributions, and any earnings thereon, become vested based on such participant’s years of vesting service. A participant earns one year of vesting service for each Plan year in which such participant completes at least 1,000 hours of service.

Participants become vested under the following schedule:

Years of Service	Vested Percentage of the Participant’s Incentive Account
Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

Employees of EFSG who were eligible to participate in the Financial Guaranty Plan prior to January 1, 2003 will retain the Financial Guaranty Plan vesting schedule as follows:

Years of Service	Vested Percentage of the Participant’s Incentive Account
Less than 1	0%
1 but less than 2	33%
2 but less than 3	68%
3 or more	100%

Newly eligible employees of EFSG will follow the Plan vesting schedule.

I. Investment Options

For 2003, all assets in the Plan other than those in the Common Stock Fund were invested in various funds offered by MFS. In August 2004, Radian changed the Plan’s record keeper to The Vanguard Group (“TVG”).

The selection of investment options, which may be done in increments of 1% pursuant to the Plan, with the exception of employer matching contributions, is the sole responsibility of each participant. Neither the trustee nor the employer has any responsibility to select investment options or to advise participants in selecting their investment options. Subject to applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in the funds, and such funds shall be the sole source of payments to be made under the Plan.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

J. Other Investments

Other investments consist of the following:

		December 31, 2004
		Cost	Fair Value
TVG	Artisan International Fund	$77,547	$86,076
TVG	Columbia Acorn Fund	1,706,757	1,900,892
TVG	Oppenheimer Global Fund	1,470,014	1,749,093
TVG	Royce Fund	136,044	142,090
TVG	500 Index Fund	185,955	197,594
TVG	Growth Equity Fund	1,674,034	1,865,154
TVG	Growth and Income Fund	2,589,733	2,834,879
TVG	High –Yield Corporate Fund	49,962	50,709
TVG	Inflation Protected Securities Fund	171,017	170,924
TVG	International Explorer Fund	790,497	917,872
TVG	Mid – Cap Growth Fund	27,546	29,538
TVG	Mid – Cap Index Fund	159,085	180,158
TVG	Morgan Growth Fund	6,131,150	6,883,654
TVG	Selected Value Fund	122,976	133,060
TVG	Small – Cap Index Fund	194,677	216,813
TVG	Strategic Equity Fund	16,725	17,013
TVG	Target Retirement 2005 Fund	195,208	199,305
TVG	Target Retirement 2015 Fund	466,808	482,250
TVG	Target Retirement 2025 Fund	344,349	352,482
TVG	Target Retirement 2035 Fund	529,442	571,025
TVG	Target Retirement 2045 Fund	28,469	30,183
TVG	Target Retirement Income	10,484	10,650
TVG	Total Bond Market Index Fund	2,884,403	2,911,945
TVG	Wellington Fund	5,736,578	5,965,378
TVG	Windsor II Fund	229,280	240,601
TVG	Retirement Savings Trust	5,060,538	5,060,538

	Total Other Investments	$30,989,278	$33,199,876

		December 31, 2003
		Cost	Fair Value
MFS	Fixed Fund Institutional Series	$4,297,459	$4,297,459
MFS	Money Market Fund	8,946	8,946
MFS	Emerging Growth Fund	2,447,153	3,956,324
MFS	Bond Fund	2,523,957	2,992,919
MFS	International New Discovery	270,527	315,091
MFS	Total Return Fund - A	4,531,011	4,866,978
MFS	Massachusetts Investors Trust	1,927,564	2,543,494
MFS	Massachusetts Investors Growth
MFS	Stock Fund	1,560,704	1,468,013
MFS	Research Fund	467,867	453,497
MFS	Capital Opportunities Fund	2,257,344	2,295,999
MFS	Global Equity Fund	1,125,646	1,327,771
MFS	New Discovery Fund	1,451,023	1,524,215

	Total Other Investments	$22,869,201	$26,050,706

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

K. Payment of Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefit payments to participants are recorded upon distribution.

Participants are permitted to make withdrawals in accordance with Plan provisions. The minimum withdrawal permitted is the lesser of $500 or the full value of the participant’s applicable account.

All amounts attributable to savings contributions must be withdrawn prior to any hardship withdrawal of amounts attributable to matching contributions or salary reduction contributions.

The Plan’s hardship withdrawal rules comply with the Code. In order to make a hardship withdrawal, a participant must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan and all such withdrawals and nontaxable loans available under all other retirement plans maintained by Radian and its affiliates. Earnings credited after 1988 on salary reduction contributions are not available for hardship withdrawals, even if the contributions were made before 1989. Upon receiving a hardship distribution, a participant is generally suspended from making salary reduction contributions and savings contributions to the Plan (and all other deferred compensation plans maintained by Radian and its affiliates) for six months following the year of the hardship withdrawal.

L. Net Appreciation in Fair Value

Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the years ended December 31, 2004 and 2003 consisted of:

		2004	2003

TVG	Artisan International Fund	$8,529	$—
TVG	Columbia Acorn Fund	203,302	—
TVG	Oppenheimer Global Fund	290,084	—
TVG	Royce Fund	6,046	—
TVG	500 Index Fund	11,833	—
TVG	Growth Equity Fund	194,996	—
TVG	Growth and Income Fund	257,674	—
TVG	High –Yield Corporate Fund	748	—
TVG	Inflation Protected Securities Fund	(93)	—
TVG	International Explorer Fund	133,253	—
TVG	Mid – Cap Growth Fund	2,096	—
TVG	Mid – Cap Index Fund	21,074	—
TVG	Morgan Growth Fund	795,613	—
TVG	Selected Value Fund	10,084	—
TVG	Small – Cap Index Fund	22,137	—
TVG	Strategic Equity Fund	287	—
TVG	Target Retirement 2005 Fund	4,097	—
TVG	Target Retirement 2015 Fund	15,584	—
TVG	Target Retirement 2025 Fund	8,141	—
TVG	Target Retirement 2035 Fund	41,638	—
TVG	Target Retirement 2045 Fund	1,715	—
TVG	Target Retirement Income	166	—
TVG	Total Bond Market Index Fund	33,497	—
TVG	Wellington Fund	240,609	—
TVG	Windsor II Fund	11,327	—
MFS	Fixed Fund Institutional Series	(113)	(426)
MFS	Money Market Fund	—	(178)
MFS	Emerging Growth Fund	(116,367)	874,030
MFS	Bond Fund	(56,283)	95,023
MFS	International New Discovery Fund	2,496	45,103
MFS	Total Return Fund – A	(10,944)	563,423
MFS	Massachusetts Investors Trust	(38,085)	453,056
MFS	Massachusetts Investors Growth Stock Fund	(59,420)	232,875
MFS	Research Fund	(351)	74,533
MFS	Capital Opportunities Fund	(30,644)	449,686
MFS	Global Equity Fund	29,605	256,413
MFS	New Discovery Fund	(170,341)	326,185
Radian Common Stock Fund*		1,510,948	3,374,704

Net Appreciation in Fair Value		$3,374,938	$6,744,427

*	Indicates party-in-interest to the Plan

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

M. Loans

Participants may borrow from the Plan in an amount up to 50% of their vested balance. The maximum loan amount is $50,000 as set forth by the IRS and Department of Labor regulations. The minimum loan allowed by the Plan is $1,000. Loans are repaid via payroll deductions including interest at the prime rate plus 1% over a maximum five-year period, except loans that are used toward the purchase of a primary residence that can be repaid over a longer time period.

N. Federal Tax Considerations

The Plan received a favorable determination letter from the IRS dated September 11, 2002, with respect to the Plan’s continued tax qualified status upon its amendment to comply with GUST, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000. Therefore, no provision for income taxes has been made in these financial statements.

O. Schedule of Investments Greater than Five Percent of Net Assets (at fair value)

The following presents investments that represented five percent or more of the Plan’s net assets for each respective year.

	Number of Shares	2004
Vanguard Growth and Income Fund	92,613	$2,834,879
Vanguard Morgan Growth Fund	421,793	6,883,654
Vanguard Total Bond Market Index Fund	283,539	2,911,945
Vanguard Wellington Fund	197,595	5,965,378
Vanguard Retirement Savings Trust	5,060,538	5,060,538
Common Stock Fund*	634,001	14,055,796

	Number of Shares	2003
MFS Fixed Fund Institutional Series	4,297,459	$4,297,459
MFS Emerging Growth Fund	139,948	3,956,324
MFS Bond Fund	228,467	2,992,919
MFS Total Return Fund - A	322,316	4,866,978
Massachusetts Investors Trust	162,836	2,543,494
MFS Capital Opportunities Fund	192,941	2,295,999
Common Stock Fund*	651,019	13,252,532

*	Indicates party-in-interest to the Plan

P. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect a participants’ account balances and the amounts reported in the statement of net assets available for benefits.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS - Continued

Q. Nonparticipant - Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant - directed investments is as follows:

	December 31,
	2004	2003
Net Assets:
Common Stock Fund*	$11,792,245	$10,943,551

Total	$11,792,245	$10,943,551

	Year Ended December 31
	2004	2003
Changes in Net Assets:
Net appreciation	$1,267,625	$2,831,242
Contributions	2,759,493	1,689,159
Benefits paid to participants	(1,206,531)	(540,884)
Other deductions	(343,922)	(227,330)
Loan activity	(46,123)	(21,072)
Transfers to participant - directed investments	(1,581,848)	(314,785)

	$848,694	$3,416,330

*	Indicates party-in-interest to the Plan.

R. Exempt Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by TVG. The Vanguard Group is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

*****

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Schedule H, Item 4i: Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issuer	Description Of Investment	Number of Shares		Cost	Current Value
TVG	Artisan International Fund	3,888		$77,547	$86,076
TVG	Columbia Acorn Fund	71,867		1,706,757	1,900,892
TVG	Oppenheimer Global Fund	28,782		1,470,014	1,749,093
TVG	Royce Fund	9,269		136,044	142,090
TVG	500 Index Fund	1,770		185,955	197,594
TVG	Growth Equity Fund	193,080		1,674,034	1,865,154
TVG	Growth and Income Fund	92,613		2,589,733	2,834,879
TVG	High – Yield Corporate Fund	7,874		49,962	50,709
TVG	Inflation Protected Securities Fund	13,598		171,017	170,924
TVG	International Explorer Fund	56,173		790,497	917,872
TVG	Mid – Cap Growth Fund	1,840		27,546	29,538
TVG	Mid – Cap Index Fund	11,519		159,085	180,158
TVG	Morgan Growth Fund	421,793		6,131,150	6,883,654
TVG	Selected Value Fund	7,364		122,976	133,060
TVG	Small – Cap Index Inv	8,084		194,677	216,813
TVG	Strategic Equity Fund	794		16,725	17,013
TVG	Target Retirement 2005 Fund	18,352		195,208	199,305
TVG	Target Retirement 2015 Fund	43,174		466,808	482,250
TVG	Target Retirement 2025 Fund	30,947		344,349	352,482
TVG	Target Retirement 2035 Fund	48,681		529,442	571,025
TVG	Target Retirement 2045 Fund	2,530		28,469	30,183
TVG	Target Retirement Income	1,012		10,484	10,650
TVG	Total Bond Market Index Fund	283,539		2,884,403	2,911,945
TVG	Wellington Fund	197,595		5,736,578	5,965,378
TVG	Windsor II Fund	7,830		229,280	240,601
TVG	Retirement Savings Trust	5,060,538		5,060,538	5,060,538
Radian*	Common Stock Fund	634,001	**	10,561,962	14,055,796
	Loans receivable @4.25% to 10.50%			668,173	668,173
	Maturing between 2005 and 2024
TOTAL				$42,219,413	$47,923,845

*	Indicates party-in-interest to the Plan.
**	Amount represents units based on third party independent report.

RADIAN GROUP INC. SAVINGS INCENTIVE PLAN

Schedule H, Item 4j: Schedule of Reportable Transactions

December 31, 2004

Investments Purchased

Identity Of Party	Description of Security	Number of Shares/Units	Purchase Price	Fair Value of Asset on Transaction Date
Single Transactions

*Radian	Common Stock Fund	179,193	3,081,578	3,081,578

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIAN GROUP INC.
SAVINGS INCENTIVE PLAN

By:	Benefits Administration Committee

Date: June 28, 2005

By:	/s/ C. Robert Quint
C. Robert Quint

Exhibit Index

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm